May 16, 2014	VIA EDGAR

Ms. Jennifer Thompson, Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Best Buy Co., Inc.
Form 10-K
Filed March 28, 2014
File No. 1-09595

Dear Ms. Thompson:

We have received your comment letter dated May 2, 2014, concerning the above referenced Form 10-K. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response. Per the telephone conversation with Mat Watson and Andrew Blume on May 16, 2014, we are respectfully requesting an extension of an additional 10 business days to complete our response and allow for the appropriate amount of time and resources to consider the staff’s comments. We intend to provide our responses to the comment letter by no later than May 30, 2014.

Best Buy Co., Inc. (“Best Buy”) hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to the opportunity to work with you. If you have questions regarding the information set forth herein, please telephone me at (612) 291-6550.

Sincerely,

/s/ KEITH J. NELSEN

Keith J. Nelsen
Executive Vice President, General Counsel, and Secretary

cc:	Andrew Blume, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Sharon McCollam, Best Buy Co., Inc.
Mat Watson, Best Buy Co., Inc.
Scott Erickson, Deloitte & Touche LLP
Rhett Brandon, Simpson, Thacher & Bartlett LLP